ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

November 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Registration Statement on Form F-1
Filed September 19, 2023
File No. 333-274586

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 17, 2023, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) previously filed with the Commission on September 19, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 1 to the Registration Statement (the “Amendment”) which is being submitted to the Commission concurrently with the submission of this letter.

Registration Statement on Form F-1 filed September 19, 2023

Cover Page

1.	We note your disclosure that you are registering for resale by certain selling shareholders up to 10,302,336 Ordinary Shares, up to 377,331 Private Warrants to purchase Ordinary Shares at a price of $11.50 per share, up to 377,331 Ordinary Shares issuable upon the exercise of the Private Warrants, and up to 8,625,000 Ordinary Shares issuable upon the exercise of the public warrants. However, the heading on your prospectus cover page indicates that you are registering only 10,302,336 Ordinary Shares and 377,331 Private Warrants, and your selling shareholder table does not appear to include the Ordinary Shares issuable upon the exercise of the Warrants. Please revise or advise.

RESPONSE: The Company has revised the disclosure on the prospectus cover page and the selling securityholder table on pages 80-83 of Amendment No. 1 to comply with the Staff’s comment.

2.	We note your disclosure that on July 27, 2023, GUCC, ESGL, and ESGH entered into a Forward Purchase Agreement with Vellar Opportunities Fund Master, Ltd. for an OTC Equity Prepaid Forward Transaction, and that on the same date, Vellar assigned and novated 50% of its rights and obligations under the Forward Purchase Agreement to ACM ARRT K LLC (“ARRT”, together with Vellar, the “Sellers”). We further note the Sellers under the Forward Purchase Agreement acquired their Ordinary Shares in market or negotiated transactions (except for the 550,000 Additional Shares issued to ARRT and 1,268,085 Additional Shares issued to Vellar Opportunities Fund Master, Ltd. for no consideration under the Forward Purchase Agreement), but recouped most of their purchase price directly from the trust account at the closing of the Business Combination. Please provide your analysis demonstrating how the shares acquired by Sellers under this agreement complied with Exchange Act Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

RESPONSE: The shares acquired by the Sellers under the Forward Purchase Agreement complied with Exchange Act Rule 14e-5 because all such shares were purchased after the redemption offer period expired. The redemption offer period expired at 5:00 p.m., Eastern Time on July 24, 2023. The Forward Purchase Agreement was executed by the parties thereto on July 27, 2023, and all shares purchased by Sellers were purchased only after the date of execution of the Forward Purchase Agreement.

3.	For each of the securities (the Ordinary Shares and Warrants) being registered for resale, disclose the price that the selling securityholders paid for each such security, including units or warrants overlying such securities.

RESPONSE: The Company has revised the disclosure in the Selling Securityholder table on pages 80-83 of Amendment No. 1 to comply with the Staff’s comment.

4.	You disclose “[g]iven the recent price volatility of our Ordinary Shares, there is no certainty that Warrant holders will exercise their Warrants and, accordingly, we may not receive any proceeds in relation to our outstanding Warrants.” Disclose the exercise prices of the warrants compared to the market price of the underlying Ordinary Shares. As the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE: The Company has revised the disclosure on the prospectus cover page and pages 6, 18, 24 and 43 of Amendment No. 1 to comply with the Staff’s comment.

5.	We note the significant number of redemptions of your Ordinary Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices below the current market price of the Ordinary Shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Ordinary Shares.

RESPONSE: The Company has revised the disclosure on the prospectus cover page and pages 18, 36 and 80 of Amendment No. 1 to comply with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 33

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Quek Leng Chuang, your Chairman and CEO; Samuel Lui, the sole member and manager of Genesis Unicorn Capital, LLC; ACM ARRT K LLC; and Vellar Opportunities Fund Master, Ltd., each beneficially holding more than a million Ordinary Shares, will be able to sell all of their respective shares for so long as the registration statement of which this prospectus forms a part is available for use. Also disclose here the total percentage of the outstanding shares such holdings represent in the aggregate, both including the shares they will receive upon exercise of warrants and without such exercises.

RESPONSE: The Company has revised the disclosure on pages 36 and 80 of Amendment No. 1 to comply with the Staff’s comment.

7.	We note that your Forward Purchase Agreement with Vellar and ARRT provides them with the right to sell back shares to the company at a fixed price at various dates, including one based on a VWAP trigger. Please revise to disclose the net proceeds to the Company from this agreement and discuss the risks that these agreements may pose to other stockholders if you are required to buy back the shares of your Ordinary Shares under the agreement. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy. Please also revise to indicate whether GUCC, ESGL, the Company, or their directors, officers, advisors or respective affiliates had material relationships with Vellar or ARRT at the time the Forward Purchase Agreement was negotiated. We may have additional comments.

RESPONSE: For the Staff’s information, the Forward Purchase Agreement with Vellar and ARRT does not provide them with the right to sell back shares to the Company at any time. Instead, as the Settlement Method in the Forward Purchase Agreement is a Cash Settlement, Vellar and ARRT are required to pay certain amounts based on the Company’s VWAP and will continue to hold any previously unsold shares at termination pursuant to the Forward Purchase Agreement. The Company has revised the disclosure on pages 26 and 85 of Amendment No. 1 to disclose that none of the Company, GUCC, ESGL or their directors, officers, advisors or respective affiliates had any material relationship with Vellar or ARRT at the time the Forward Purchase Agreement was negotiated.

Liquidity and Capital Resources, page 40

8.	You disclose that “[b]ased on the Group’s current operating plan, the Group believes that its existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet its anticipated working capital and capital expenditures for at least the next 12 months.” In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: The Company has revised the disclosure on page 43 of Amendment No. 1 to comply with the Staff’s comment.

We thank the Staff in advance for its review of the foregoing and the Amendment. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Quek Leng Chuang
Quek Leng Chuang, Chairman of the Board and Chief Executive Officer